Exhibit (a) (1) (E)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Buckeye Technologies Inc.

at

$37.50 Net Per Share

by

GP Cellulose Group LLC

an indirect wholly-owned subsidiary of

Georgia-Pacific LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JUNE 4, 2013, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Banks, Trust Companies and other Nominees:                             May 7, 2013

We have been engaged by (i) GP Cellulose Group LLC, a Delaware limited liability company (the “Purchaser”) and an indirect wholly-owned subsidiary of Georgia-Pacific LLC, a Delaware limited liability company (“Georgia-Pacific”), and (ii) Georgia-Pacific to act as Information Agent in connection with the offer to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Buckeye Technologies Inc., a Delaware corporation (“Buckeye”), at $37.50 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal for Shares (which, together with the Offer to Purchase and Letter of Transmittal for Employee Restricted Shares and any amendments or supplements thereto, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith are copies of the following documents:

1.	Offer to Purchase dated May 7, 2013;

2.	Letter of Transmittal for Shares to be used by shareholders of Buckeye in accepting the Offer (manually signed facsimile copies of the Letter of Transmittal for Shares may also be used);

3.	The Letter to Shareholders of Buckeye from the Chief Executive Officer of Buckeye accompanied by Buckeye’s Solicitation/Recommendation Statement on Schedule 14D-9;

4.	A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining the clients’ instructions with regard to the Offer; and

5.	Notice of Guaranteed Delivery with respect to the Shares.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer, a number of Shares that, together with the Shares owned of record by Georgia-Pacific, the Purchaser or any of Georgia-Pacific’s wholly-owned subsidiaries or with respect to which Georgia-Pacific, the Purchaser or any of Georgia-Pacific’s wholly-owned subsidiaries has sole voting power, if any, represents at least seventy-five percent (75%) of the Shares outstanding at the expiration of the Offer, determined on a fully-diluted basis (the “Minimum Condition”). Pursuant to the Merger Agreement, the satisfaction of the Minimum Condition will be determined without counting Shares tendered via guaranteed delivery procedures unless American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has received all required items on account of such Shares at or prior to expiration of the Offer. The Offer is also subject to the satisfaction of certain other conditions described in the Offer to Purchase, including, among other conditions, (i) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or terminated and (ii) the receipt of other required governmental approvals or consents. See Section 14—“Conditions of the Offer” of the Offer to Purchase for a description of the conditions to the Offer.

We request that you contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 12:00 midnight, New York City time, on Tuesday, June 4, 2013, unless extended.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the depositary of (i) Share certificates (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal for Shares (or manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase, an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal for Shares) and (iii) any other documents required by the Letter of Transmittal for Shares. Accordingly, tendering shareholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the depositary. Under no circumstances will interest be paid on the purchase price, regardless of any extension of the Offer or any delay in making payment.

Neither the Purchaser nor Georgia-Pacific will pay any fees or commissions to any broker or dealer or other person (other than the depositary and the information agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares in the Offer. You will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients.

Questions may be directed to us as Information Agent at our address and telephone number set forth on the back cover of the enclosed Offer to Purchase.

Very truly yours,

MacKenzie Partners, Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, GEORGIA-PACIFIC OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL FOR SHARES.